April 26, 2019

Constantine Milcos
Chief Financial Officer
Orbcomm, Inc.
395 W. Passaic Street
Rochelle Park, New Jersey 07662

       Re: Orbcomm, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Filed March 1, 2019
           File No. 001-33118

Dear Mr. Milcos:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications